October 28th, 2025

TSX-V: MKO; OTCQX: MAKOF

Mako Mining Announces Closing of C$40.25 Million Bought Deal Private Placement of Common Shares and Concurrent C$15 Million Non-Brokered Private Placement of Common Shares

THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT FOR DISTRIBUTION TO
UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

Mako Mining Corp. (TSX-V: MKO; OTCQB: MAKOF) ("Mako" or the "Company") is pleased to announce that it has closed its previously announced bought deal common share offering, including the full over-allotment option, through Stifel Canada and Cantor Fitzgerald Canada Corporation, as co-lead underwriters (the "Underwriters"), pursuant to which the Company has issued 5,031,250  common shares of the Company (the "LIFE Offered Shares") for gross proceeds to the Company of C$40,250,000 (the "Brokered Offering").

The Company also announces that it has closed its previously announced concurrent non-brokered private placement of common shares of the Company (the "Concurrent Placement Shares") to funds managed by Wexford Capital LP (collectively, "Wexford"), pursuant to which the Company has issued 1,875,000 Concurrent Placement Shares for gross proceeds to the Company of C$15,000,000 (the "Non-Brokered Offering", and together with the Brokered Offering, the "Offering").

The LIFE Offered Shares and the Concurrent Placement Shares have been listed on the TSX Venture Exchange (the "TSXV").

The Company intends to use the net proceeds of the Offering for the ramp up of operations at the Moss Mine, the construction of the Company's development assets, and for general working capital purposes.

The LIFE Offered Shares were issued pursuant to (i) the listed issuer financing exemption under Part 5A of National Instrument 45-106 - Prospectus Exemptions, as amended by Coordinated Blanket Order 45-935 - Exemptions from Certain Conditions of the Listed Issuer Financing Exemption, and (ii) and in the United States pursuant to available exemptions from the registration requirements of the United States Securities Act of 1933, as amended. The Concurrent Placement Shares were issued on a private placement basis to Wexford outside Canada pursuant to OSC Rule 72-503 - Distributions Outside Canada. Neither the LIFE Offered Shares nor the Concurrent Placement Shares are subject to a hold period under applicable Canadian securities laws. The offering document with respect to the Brokered Offering is available on the Company's profile on SEDAR+ at (www.sedarplus.ca).

As consideration for their services in connection with the Brokered Offering, the Underwriters have received a cash commission of C$2,415,000 equal to 6.0% of the gross proceeds of the Brokered Offering.

Wexford's participation in the Non-Brokered Offering constitutes a "related party transaction" within the meaning of TSXV Policy 5.9 and Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61- 101") adopted in the Policy. The Company has relied on the exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101 contained in sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of the Non-Brokered Offering as neither the fair market value (as determined under MI 61-101) of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involves the related parties, is expected to exceed 25% of the Company's market capitalization (as determined under MI 61-101). A material change report in connection with the Offering will be filed less than 21 days in advance of the closing of the Non-Brokered Offering, which the Company deemed reasonable in the circumstances so as to be able to avail itself of the potential financing opportunity and complete the Non-Brokered Offering in an expeditious manner.

No U.S. Offering or Registration

This news release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful, including any of the securities in the United States. The securities described herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended ("the 1933 Act") or any state securities laws and may not be offered or sold within the United States or to, or for account or benefit of, U.S. Persons (as defined in Regulation S under the 1933 Act) unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration requirements is available.

Early Warning Disclosure

Wexford, which is Mako's largest shareholder, is providing the following additional information pursuant to the early warning requirements of applicable Canadian securities laws:

Wexford Catalyst Trading Limited ("WCT"), Wexford Focused Trading Limited ("WFT"), Wexford Spectrum Trading Limited ("WST") and Debello Trading Limited ("DT", and together with WCT, WFT and WST, the "Wexford Funds"), private investment funds managed by Wexford, acquired ownership of the 1,875,000 Concurrent Placement Shares in the Non-Brokered Offering.

Despite the acquisition of the Concurrent Placement Shares, the overall securityholding of the Wexford Funds in Mako decreased as a result of the issuance of additional common shares of Mako ("Mako Shares") as part of the Brokered Offering. Immediately prior to closing of the Offering ("Closing"), the Wexford Funds beneficially owned an aggregate of 38,234,072 Mako Shares, representing approximately 47.73% of the then issued and outstanding Mako Shares. Immediately following the Closing, the Wexford Funds beneficially owned an aggregate of 40,109,072 Mako Shares, representing approximately 46.10% of the issued and outstanding Mako Shares and a decrease of approximately 2.05% since Wexford's last early warning report in respect of its Mako Shares.

The Mako Shares were acquired for investment purposes. The Wexford Funds may from time to time acquire additional securities, dispose of some or all of the existing or additional securities, or continue to hold the securities of Mako.

An early warning report with additional information in respect of the foregoing matters will be filed and made available on SEDAR+ at www.sedarplus.ca under Mako's profile or may be obtained directly upon request by contacting the Wexford contact person named below.

On behalf of the Board,

Akiba Leisman

Chief Executive Officer and Director

About Mako

Mako Mining Corp. is a publicly listed gold mining, development and exploration company. The Company operates the high-grade San Albino gold mine in Nueva Segovia, Nicaragua, which ranks as one of the highest-grade open pit gold mines globally and offers district-scale exploration potential. Mako also owns the Moss Mine in Arizona, an open pit gold mine in northwestern Arizona. Mako also holds a 100% interest in the PEA-stage Eagle Mountain Project in Guyana, South America. Eagle Mountain is the subject of engineering, environmental and mine permitting activity.

For further information: Mako Mining Corp., Akiba Leisman, Chief Executive Officer, Telephone: 917-558-5289, Email: aleisman@makominingcorp.com or visit our website at www.makominingcorp.com and SEDAR+ at www.sedarplus.ca.

About Wexford Capital LP

Wexford Capital LP is an SEC registered investment advisor based in West Palm Beach, Florida and Greenwich, Connecticut, with approximately US$1.2 billion of assets under management. Wexford has particular expertise in the energy/natural resources sector with actively managed investments in mining, oil and gas exploration and production, energy services, coal and related sectors.

For further information about Wexford or to obtain a copy of the early warning report filed under applicable Canadian securities laws in connection with the matters referred to in this news release, please contact:

Wexford Capital LP
777 South Flagler Drive
West Palm Beach, FL 33401
USA
Telephone: (203) 862-7000
Contact: Mark Ahern

The head office of Mako is located at 838 West Hastings St., Suite 700, Vancouver, BC V6C 0A6. The address of WCT, WFT, WST and DT is: c/o Maples Corporate Services Limited, Ugland House, South Church Street, P.O. Box 309, Grand Cayman KY1-1104, Cayman Islands.

Forward-Looking Information: Statements contained herein, other than historical fact, may be considered "forward-looking information" within the meaning of applicable securities laws. Forward-looking information can be identified by words such as, without limitation, "estimate", "project", "believe", "anticipate", "intend", "expect", "plan", "predict", "may" or "should" or variations thereon or comparable terminology. The forward-looking information contained herein is based on the Company's plans, expectations, and assumptions as of the date such statements are made, and includes information concerning regarding the use of proceeds from the Offering and Wexford's intentions under its Early Warning Disclosure. Such forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking information, including, without limitation, a re-allocation of anticipated use of proceeds for prudent business reasons, Wexford's intentions under its Early Warning Disclosure changing in the future, and such other risks and uncertainties as disclosed in the Company's public disclosure filings on SEDAR+ at www.sedarplus.ca. Such information contained herein represents management's best judgment as of the date hereof, based on information currently available and is included for the purposes of providing investors with information concerning the completion of the Offering, and may not be appropriate for other purposes. Mako does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.